





Ofrenda Spirits Mezcal Update: May 2025
Ofrenda Spirits Mezcal

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Setting the Standard for Premium Mezcal with Unparalleled Quality & Exceptional Taste

🎙️ Announcements

Ofrenda's Crowdfunding Campaign is now live! 🚀

With investments starting at only $100, we're opening the door for others to join us on our journey in giving premium mezcal the global platform it deserves.

View the campaign here:
🔗 https://wefunder.com/ofrendaagavespiritsinc

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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You've Tasted Ofrenda Spirits Mezcal

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Campaign Preview | HTML Source | Plain-Text Email | Details

🔗 wefunder.com/ofrenda.agave.spirits.inc

You've already been a part of Ofrenda's story —
Now help us take it further

View Campaign

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

12:46 5G 64

ASIWAJU.1
Posts



es donde la tradición se encuentra con la transformación

124 38 28

Liked by **aver.network** and **others**

asiwaju.1 After years of building community through our entertainment, production and media platform, we have carefully crafted a mezcal brand that honors tradition, quality and taste.

🚀 I'm proud to share that Ofrenda Spirits is launching a crowdfunding campaign.

We're inviting our friends, family, and early supporters to own a piece of the journey as we take Ofrenda to the world stage and set the new standard for premium Mezcal.

wefunder.com/ofrenda.agave.spirits.inc-link in bio

Investments start at just $100. Whether you contribute or simply help spread the word, your support means everything.

Thank you for being part of the story. The best is yet to come 🔥

Legal Disclaimer: https://help.wefunder.com/testing-the-waters-legal-disclosure

adishaku 👏🏿👏🏿👏🏿

June 3















12:45 5G 65

Michele Elizabeth 9+

Posts Photos Videos

Michele Elizabeth
Jun 10 ·

We're filled with gratitude. 🙏

Since launching our crowdfunding campaign for Ofrenda Spirits a week ago, we've already raised over $25k (half of our first goal). 🎉

To everyone who's shared, invested, or simply reached out to say, "I see the vision" — thank you. 🫶🫶🫶

We created Ofrenda to set a new standard for what a mezcal brand can be — and the fact that so many of you have joined us at this early stage means the world.

We're just getting started. With your support, we're gearing up to expand production, grow our U.S. presence, and bring Ofrenda to more bars, homes, and hands around the world.

If you're still curious or considering investing, the campaign is live here. Please reach out with any questions.
🔗 https://wefunder.com/ofrenda.agave.spirits.inc

Even if now isn't a good time, please help us share and spread the word. ⤴️

Thank you again for your support!

Legal Disclaimer: https://help.wefunder.com/testing-the-waters-legal-disclosure

Home Friends Reels Marketplace Notifications Menu













12:45 5G 65

Michele Elizabeth 9+

Posts Photos Videos

Jun 3 ·

After years of building community through our entertainment, production and media platform, we have carefully crafted a mezcal brand that honors tradition, quality and taste.

🚀 I'm proud to share that Ofrenda Spirits is launching a crowdfunding campaign.

We're inviting our friends, family, and early supporters to own a piece of the journey as we take Ofrenda to the world stage and set the new standard for premium Mezcal. 🌟

🔗 wefunder.com/ofrenda.agave.spirits.inc

Investments start at just $100. Whether you contribute or simply help spread the word, your support means everything. 🙏

Thank you for being part of the story. The best is yet to come 🙌

Legal Disclaimer: https://help.wefunder.com/testing-the-waters-legal-disclosure

@ofrendaspirits
@aver.network
@thejacarandaexperience
@pidginypatois
@highrollers.mx

#mezcal #oftendaspirits #crowdfunding

Home Friends Reels Marketplace Notifications 1 Menu







1:07 5G+ 54

All activity

Posts | Comments | Videos | Reactions

After years of building community through our entertainment, production and media platform (Aver Curations) and perfecting a mezcal that embodies tradition, quality, and exceptional taste — we're opening the next chapter of Ofrenda Spirits.

We're officially launching our crowdfunding campaign and inviting early supporters to invest in a brand with real momentum and a clear vision for growth.

Ofrenda isn't just another spirits brand. We've secured placements in top bars, built a strong direct-to-consumer strategy, and cultivated a loyal community — all before our official U.S. launch.

Now, we're raising funds to scale production, expand distribution, and invest in marketing ahead of major cultural moments like the 2026 World Cup.

🔗 https://lnkd.in/evyPju6z
💸 Investments start at just $100

Whether you invest or simply share the campaign within your network, your support plays a vital role in helping us grow a brand that honors heritage, craftsmanship, and connection.

If you're looking to back a brand with premium positioning, built-in demand, a distribution and marketing channel, and global potential — this is the time to join us.

Thank you for being part of the story. The best is yet to come

Legal Disclaimer: https://lnkd.in/ets2GYjh

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1:06 5G+ 54

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Jare Ola · 1st
Founder & CEO of Ofrenda Spirits
1w · Edited ·

We're filled with gratitudes.

Since launching our crowdfunding campaign for Ofrenda Spirits a few weeks ago, we've already raised over $28k (more than half of our first goal).

To everyone who's shared, invested, or simply reached out to say, "I see the vision" — thank you.

We created Ofrenda to set a new standard for what a mezcal brand can be — and the fact that so many of you have joined us at this early stage means the world.

We're just getting started. With your support, we're gearing up to expand production, grow our U.S. presence, and bring Ofrenda to more bars, homes, and hands around the world.

If you're still curious or considering investing, the campaign is live here. Please reach out with any questions.

Even if now isn't a good time, please help us share and spread the word.

Thank you again for your supporting a majority Black owned company

https://lnkd.in/evyPju6z

Legal Disclaimer: https://lnkd.in/ets2GYjh

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